Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

[00:00:00] Interviewer 1: All right, we are live with Tony from Lottery.com. Excited to get into a few things today, specifically, if you have any tips on winning the lottery, I’d be glad to hear those, but prior to getting into that, just wanted to touch on your background quickly, classify you as a serial entrepreneur behind a number of startups that you cofounded. Prior to Lottery.com, there’s Bay Area Mobile Fusion, Glimpsable. Do you want to walk us through your journey as an entrepreneur and talk about, ultimately, what led to the founding of Lottery.com, and specifically, how did you get that domain? It seems like that one would be fairly pricey? Lottery.com, that’s a pretty good one.

[00:00:43] Tony DiMatteo: Yes, absolutely. Thank you. Thank you for having me. My story is I was born in Denver. When I was 15, moved up to Northern California. I’ll say I barely graduated high school. I’m just not a good student in any type of form or structure. No college. I moved to San Francisco when I think I was about 19. This is about 1998. I got into tech very early and just tried to soak up and absorb as much knowledge and information that I possibly could. I was an IT guy by training and still get called on by my parents and family to help them fix their stuff.

I really was just an entrepreneur. I think of myself as a perpetual entrepreneur. I don’t mind failing. I just see any failure as a chance to learn about how to not do that again. I can write a book about how to not build companies because I’ve made all the mistakes I think you possibly can, which has helped Lottery be successful, and just to avoid those. I’ve had more- I didn’t even rise to the level of startup, just projects that I’ve tried to launch, see if it works, see if it doesn’t. Does anybody care about this? I can even count.

I’ll say, after doing that for a while, I met my co-founder, probably about eight years ago, Matt Clemenson, who’s also brilliant. At the time, I was running a tech company. He was running a different company. We met for coffee, and we just started talking. We realized that we should just build things together on the side and see what happens. We had a thesis, which is that we should build things that should exist, or that are inevitable to exist, things that are just going to happen at some point. The idea was we should just be the guys to go and build that. That’s what we did.

We self-incubated probably four or five projects in completely different spaces. We got a couple of patents, actually, on this very cool WiFi tech. These things were moving along. Obviously, the thing that took off was Lottery. The idea started as AutoLotto. It was simply, is there a way to let people play the lottery from their phone in a legal and compliant way? We found that mechanism as a courier service, if you think about us as a Door Dash, or Uber Eats, where we get the product for you, and we bring it to you, and we manage that whole process. That’s effectively what we did.

We very quickly learned that the way to be successful in the long term is that we can’t be a disruptive force in the industry. We can’t go with the Silicon Valley playbook, which is to go into a state or country and get as much market share as we possibly can and then fight all of those legal battles. We knew that wouldn’t be successful because, from the state’s perspective, it’s their game. They run the lottery. They own that. We looked to just become additive to that and help them go online. That’s been really I think the key to our success.

As far as the domain, it was interesting. Again, we started as AutoLotto, and then in 2017, we were raising our Series A. We got a new investor, and he said, “Hey, I know the owner of Lottery.com.” I flew out to meet the owner of Lottery.com. It turns out that he had bought the domain in 2006, I believe, for north of 10 million. His initial intention was that he was going to do what we’re doing now, and then he obviously realized that’s very difficult, especially if you can think back to 2006, how tough that might be.

He sat on the domain for about 10 years. We met him in 2017. I just laid out our vision for him, which was that we intend to be the synonymous name for all things lottery. Our goal was to be a global marketplace for all types of games of chance, not just lottery, but for anything, whether that’s sports betting or casino or slots, et cetera, charitable sweepstakes, and on and on. To cut to the chase, he ended up investing cash into our Series A, and then he contributed the domain on top of that. That’s how we got Lottery.com.

[00:05:26] Interviewer 2: Before we get into a bit more about some of the regulatory and other sides of your business, can you give us a little bit of background on some of the technology infrastructure that’s required for you to deliver lotteries online?

[05:00:45] Tony: Sure, absolutely. Again, at the moment, our core business is as a courier service. When you are on our app or the website, it looks and feels like you’re buying, let’s say, a Powerball ticket on our platform, but what’s actually happening is you are placing an order for us to go buy a ticket on your behalf, and then we manage the interest of that ticket for you. Meaning, we acquire the ticket, we check the numbers, we redeem the winnings, and then we credit your account.

What that looks like on the backend is that we have obtained lottery licenses in the states that we operate in. We have a secure facility where we have banks and rows of terminals to print out actual physical paper tickets. That’s just required by law in almost every state. Then we scan that ticket back into our system. With OCR, we can say, “Here’s the numbers that were ordered, here’s the numbers that were actually printed,” and do those match. If they do match, then that’s a good ticket. Then we can securely restore those so that nobody can tamper with any of that until well after the drop. The core of it, everything is built in the cloud where we leverage AWS and all sorts of modern technologies, but that’s a fairly simple explanation if that makes sense. I’m happy to dive deeper if you have questions around that.

[00:07:08] Interviewer 1: I wanted to get into the macro thesis behind the business. Now, the global lottery market, fairly massive, $400 billion. From a top-down perspective, why is this an attractive market for a new entrant? The other question that I had was, why is online penetration so low? I noticed it is sub 7%.

[00:07:34] Tony: Right. It is a tremendously huge market, which is one of the reasons why we really stopped all of our previous projects and focused on this one is because this represents the biggest opportunity that we could ever have. It is literally one of the biggest markets on the planet. That’s why we started to focus here. The reason why it hasn’t gone online, I’ll say from a stage perspective, if something’s not broke, they don’t tend to go and fix that thing. While from a capitalistic side, you can say, obviously a lot of it has to go online eventually, but just in the US, it’s around $80 billion a year and all the states are very happy with the way that things have worked previously.

The real inflection point for us and for the industry was when COVID happened. You can imagine that the state lotteries, for the most part, are dependent on those retail sales, meaning you walk in with paper money, you walk out with paper tickets. If there’s a quarantine and that can’t happen, then they have lost a tremendous amount of revenue as soon as that had started. That was a black swan event that nobody really accounted for.

Now that that has happened and you can see in just how many states we’ve opened up, it took us about five years to open up four states. In 2020 and 2021, we’ve opened up another eight. That really changed the conversation and the mindset of these states to actually go online. Now that they’ve seen, okay, they must go online, the question is how to get there. They can either do that internally, or they can allow us to come into their state and operate as a courier.

For a state to go online themselves, internally, one, they have to figure out the political landscape and fight those political battles internally as a state. If then it does get approved to have their own sort of iLottery, at that point then they have to-- By the way, just the first step can take a couple of years to get done, historically. Then they have to put out an RFP where they open it up to see who might fill that contract. That can take another 18 months. Then once that’s approved and they’ve actually chosen someone, then it’s some amount of months to actually go and deliver on that product. It’s a very long cycle for a state to go online themselves, whereas what our value proposition to the states is, is that we will come in, we will operate, and we will give you our legal opinion of how and why we are legally allowed to operate in your state. You don’t have to change any laws, regulations. This is how we operate. We can conform to your particulars of how that happens, and then we can go. We are here to sell the stage product for them for free, reach a new demographic that they haven’t been able to reach before, which is obviously, younger folks, one, they don’t carry cash, and they don’t go to the store as much. That’s a very attractive value prop for the states to allow us to come in.

[00:10:48] Interviewer 2: Are you seeing similar demand and interest in lotteries, and in particular, interest in lotteries online internationally? Are you seeing similar patterns internationally as the US? If so, where are you seeing the majority of that interest internationally?

[00:11:11] Tony: Sure. I’ll say absolutely, one, a US game like a Powerball has a tremendous reach internationally. It is known, I will say, as the biggest and most trustworthy game with the highest jackpots globally. Everybody knows the name Powerball. There’s absolutely that demand. If you look again at the TAM, 80 billion of that 400 million is in the US, North America. The rest 320 billion is outside of the US. We know that there’s a huge demand there.

It’s really a universal game because people either play every week, going forward, they have their lucky numbers, and they want to play that, or they play occasionally when the jackpot is very high. We’re very well aware that Powerball as a nameless brand of US games are very attractive to other parts of the world. In some cases, in some countries, they actually trust a US game more than they trust their local game, to actually be paid out and to win, to make sure that they actually receive those winnings, if that makes sense.

[00:12:27] Interviewer 1: That totally makes sense. Tony, I’m sure you got the inside scoop. Can you fill us in on what games have the highest probability? Where can we make money here, and conversely, which other ones should we stay away from? Which are the worst odds out there?

[00:12:44] Tony: Well, it’s interesting. The question of the lever of odds versus profit is if you’re playing a game like Powerball, the way that I see this, that’s a game of entertainment. I do a quick pick, which in the US is about, I think, 70% of people just do a quick pick. They just want some numbers, and they want a chance to win. They have a couple of days of imagining, potentially, what their life might be like if they actually win that.

[00:13:13] Interviewer 1: [chuckles] Just the fantasy.

[00:13:15] Tony: It is. It’s one of the cheapest forms of entertainment. For $2, you can have a couple of days of fun there. I’ll say daily games, like in Texas, the games that are played three or four times a day, those are, I think, probably the best odds that you’re going to get, but they’re obviously not going to be the highest payouts. The way that I see this, obviously, we are a tech company. We’re a gaming company, but really, we are an entertainment company. We just want to deliver that to people, and obviously, mitigate any type of problematic gaming behavior that we can.

[00:13:54] Interviewer 1: I was checking out your investor presentation that you have on your website, just going through all the data. You provide a ton of good data for investors, potential investors. One thing I did notice that stuck out to me was your revenue forecast, forecasting five-year revenue, compound annual growth rate of over 160%, which is obviously significantly higher than the growth of the market, and forecasting north of one billion in revenue by 2025. What’s really going to drive this way above market growth?

[00:14:28] Tony: Sure. One, I think if you think about us in either online casino or sports betting space, is that most of that activity has already moved online. If you, again, look at the [unintelligible 00:14:44] overall market share, that transition from being offline to online has already happened. With us, as we have a very small amount just globally, sub-7% of all lottery tickets being sold online, and it’s much less than that in the US, that’s truly our opportunity.

One is geographic expansion, as we move state by state and enter in more states but also other countries, that will drive that revenue as we go forward. I think we’re very blessed because of the name of Lottery.com, is that we have a very tiny cost per acquisition. We acquire a user at about $4, domestically and internationally, it’s right around that. That allows us to then have that user- which are very sticky, they stay with us for a long time, and then expose them to other types of games of chance or other value-added services and products as we go along.

That’s really our goal. You’ll see us over the next couple of years do a tremendous amount of geographic expansion. Again, if you come back to the idea of being a global marketplace for all types of games of chance, we want to be everywhere. When you open up our app or our website, we want to check your location, verify your identity and age, and then allow you to play whatever types of games of chance you’re legally allowed to do at that moment in time. Then I think you’ll also see quite a bit of partnership and M&A. We’ve worked really hard to build a B2B API that allows any e-commerce company to sell our products typically as an upsell, whether they’re a gaming company or not, meaning if you just have a website that just sells t-shirts or widgets, you can now add a lottery ticket to that and we have the compliance do that.

That’s how we get there is geographic expansion, but also we’ve created a really good funnel to acquire users at $4 or below. As we pour more money into that funnel, we can increase our market share in every jurisdiction there.

[00:16:57] Interviewer 1: Now comparing to some of your online betting peers such as DraftKings and Golden Nugget, would your customer acquisition cost be significantly lower? If so, besides the branding, is there any secret sauce that would drive that?

[00:17:14] Tony: I’ll say if you look at sports betting and also just online casinos, you’re looking at a cost per acquisition, I’ll say, conservatively of over $20 to acquire a user.

[00:17:26] Interviewer 1: Oh, wow.

[00:17:27] Tony: Again, we have a CPM of around $4. That’s not to say that every lottery player is a sports bettor or somebody who wants to play casino games, but there is an overlap there. If we can acquire those users at $4 and then expose them to, again, either just value-added services or other types of games of chance, that’s very attractive to any sports or also any gaming operator in the space that can help that conversion. If we can just have their CPA, that’s a huge win for them.

Again, lottery is a universal game. Almost everybody plays this game at some point in their life. Our goal is to just acquire users and help retain them, keep that trust that we’ve built with them over time, and then sort of move forward from there.

[00:18:25] Interviewer 2: Another aspect of your business that’s I guess a little bit smaller, at this point at least, but also very high margin on a gross margin basis is the data subscriptions to digital publishers such as Amazon and Google that you’re able to provide, can you provide a little bit more detail on what sort of data this would be and how that would work for the publishers?

[00:18:52] Tony: Sure. If you ask Alexa right now, what’s the Powerball numbers or what’s the jackpot, or when’s the next draw, she’ll tell you, and that’s all powered by us, without additional scope installed, so that’s a great thing for us. We have about 15 years’ worth of data for all lottery that has happened. I think we have over, I believe, 600 games in about 45 countries. All of that data is very useful for people who just want to either check the results, which we obviously- if you’re a digital publisher, let’s say, [unintelligible 00:19:28], which is one of our partners, and you want to [unintelligible 00:19:31]--

If I have a paper ticket in my hand and I want to go see the results, then Connect can deliver that, and then we have a call to action to convert you to a Lottery.com user. That’s a very high margin product for us because we have that data and it’s just always accumulating every day. That’s very simple for us to do, but all of that is really a funnel to eventually turn that offline user into an online user for us, that’s why we made that acquisition back in 2008.

[00:20:04] Interviewer 1: One thing I wanted to touch on is the live SPAC merger. You guys are going public through Trident Acquisitions, symbol TDAC. I was wondering, how did this deal specifically come about? Was it inbound? Were you guys specifically seeking to go public via a SPAC or were you looking at other strategic alternatives?

[00:20:28] Tony: That’s a great question. At the time, if you think back Q3, Q4 of last year, we were looking to raise our Series B actually. We talked with quite a few firms like GA and Warburg, et cetera, to do a private Series B and we were introduced by a mutual advisor between us and Trident about going public through a SPAC, and we had been approached previously by several SPACs in the last couple of years, none of them gave us the confidence to go forward with them, but I’ve always believed that the destiny of Lottery.com is that we should be a public company because we do have this incredible branding and very strong position in everything that we do, so we did our diligence on Trident, and they did it on us, and we realized like this is the action with the best possible team to go forward on. It was really, I would say, very harmonious is that this was the best decision that we could do going forward. I knew we would be public eventually, and with this team, I realized this is the actual best time to do this,

[00:21:42] Interviewer 1: Once you’re completing this deal up and trading as a newly-minted public entity, ultimately, what are you looking to achieve outside of- obviously you’re seeking capital, but do you think it elevates the growth rate being public instead of private? What are some of the positives and negatives with respect to flipping to the public markets at point?

[00:22:05] Tony: Sure. I think, again, I would say our frame that’s Lottery.com is one of our best assets, if not the best asset. I would say that there’s a tremendous amount of- if you think globally, of gaming operators in various spaces, whether that’s sports betting or casino sweepstakes, et cetera, that have a very strong revenue, very strong EBITDA that operate in some country, and their issue is that they maybe do very, very well, but either they don’t have any exchange in their country, or they have a very small exchange.

By doing an M&A transaction with them is that we can help accelerate them, give them a better brand than they have right now, and then also give them liquidity of being in a NASDAQ-listed company. I think you’ll see quite a bit of that happening over the next 12 to 18 months.

[00:23:05] Interviewer 1: There are some significant M&A opportunities, roll-up opportunities on your radar?

[00:23:11] Tony: Yes, there is, and I can’t get into details, obviously, I would say we’ll have some significant announcements that we’ll be able to release in the next couple of weeks, I believe, but that is really the plan is to just, again, back to the Amazon of lottery or just a global marketplace for all types of games of chance is that we believe we have the right brand, and we just want to cast a very wide net, have a very large umbrella to onboard all of these other types of gaming operators around the world to ultimately all flow up to us.

[00:23:48] Interviewer 1: That certainly is a key competitive advantage versus private companies is now you’ll have public liquid paper in which to conduct a consolidation strategy. That being said, you do have a number of high-profile peers that are publicly traded in the sports betting, sweepstakes, online betting market. I was wondering, how was Lottery.com going to stand out amidst some of these super high-profile peers and why should an investor consider Lottery.com versus some of the very well-known ones, DraftKings, Golden Nugget, et cetera?

[00:24:33] Tony: That’s a good question. I would say we’re very much in the beginning. Again, if you think back to what I said previously about the natural progression of taking something that is offline to online, if you look at sports betting, most of that has already gone online, that market is mostly settled. There will be winners and losers there, but that’s pretty much done. Whereas we as the first public company to do this type of transaction, and to be in this business, is that, really, we have a tremendous amount of blue ocean ahead of us. It’s really just a question of execution, and can we continue to acquire users and enter into more geographies than we’re now?

I firmly believe that we can do that. From an investor perspective, the upside is that we are a company that is very lean, that has a huge total addressable market, and we have a very low cost for acquisition. Really, all we need to do is keep executing along the plans that we’ve already laid out. If we do that, and I think we will, then we’ll be very, very successful. That’s really it. It’s fairly simple.

[00:25:56] Interviewer 1: If you can attain the five-year revenue CAGR of over 160%, I’m sure investors will likely be pleased with those results. Looking through your materials, I see that you guys are up to something in the blockchain space as well. Can you quickly talk about that, and what you guys are up to there?

[00:26:15] Tony: Absolutely. Just real quick, I wanted to say that the CAGR projections that we have in the presentation, those are actually lower than the CAGRs that we have seen in the last couple of years. It’s all built off of real data that we’ve already seen and we know that we can get there even in a conservative manner.

In terms of blockchain, I believe that blockchain is the future of all games of chance. The reason for that is, if you have a ledger that is distributed, publicly available, is that you no longer have to as a consumer or a player, you don’t have to trust the house, necessarily. You don’t have to trust the slot machine because you can trust the technology that whatever the outcome is of that game, or that play, is that it is legitimate, and whoever is somebody won, they are actually getting paid out. Again, if you think, what is eventual to happen, what is going to happen, no matter what, I believe that that’s what’s going to happen.

Currently, we use the chain right now to just validate every transaction that goes on in our system. We tie the user ID and the numbers of the transaction time, et cetera, to that ticket, to that purchase and then we go on from there. The evolution of that platform is really to be able to run and operate our own games under international licensing, where we can have either weekly or semi-weekly or even daily game or an instant game completely done on our platform where you can play either with fiat or crypto and you know that if you want, you definitely want, and there’s no question about the legitimacy of the game. That’s the natural evolution of all gaming, in my opinion, it must go on blockchain. We just want to be the ones that help shepherd that through.

[00:28:10] Interviewer 1: Reminds me of that old blockchain game SatoshiDICE, which was interesting, but perhaps before its time given, I’m sure, the complex web of regulatory issues when pursuing a strategy such as that, but totally understandable from a long-term perspective, it definitely makes sense to the extent investors are interested at Trident stock trading under the symbol TDAC, and once Lottery.com wraps up this merger, you guys will be trading under the symbol LTRY.

Tony, I’d like to thank you for coming on the Absolute Return Podcast today. Thank you for sharing your insights, tips for us on winning the lottery. Always appreciated. If you can send over some free Powerballs, we’d be more than happy to take a look at those.

[00:29:02] Tony: You got it. I’ll tell you what, we’ll have to figure it out, but anybody who wants a free Powerball ticket that has listened to this podcast, we’ll make it work and we’ll give you one.

[00:29:12] Interviewer 1: Okay, awesome. Well, another bonus to our listeners. Thank you very much, Tony. Wish you all the best and excited to see how your story unfolds.

[00:29:21] Tony: Absolutely. Thank you for having me. I really appreciate it.

[00:29:23] Interviewer 1: All right. Bye, everyone.

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